Exhibit (a)(5)(c)

IN THE COURT OF COMMON PLEAS OF

DELAWARE COUNTY, PENNSYLVANIA

MONICA BUA, on Behalf of Herself and All	)	Case No. 2013-012502
Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
v.	)
	)	VERIFIED AMENDED CLASS ACTION
NUPATHE INC., ARMANDO ANIDO,	)	COMPLAINT FOR BREACH OF FIDUCIARY
WAYNE P. YETTER, MICHAEL COLA,	)	DUTY
JAMES A. DATIN, WILLIAM J. FEDERICI,	)
RICHARD S. KOLLENDER, ROBERT P.	)
ROCHE, JR., BRIAN J. SISKO,	)
)
TEVA PHARMACEUTICAL INDUSTRIES	)
LTD.	)
5 Basel Street	)
Petach Tikva 4951033, Israel, and	)
)
TRAIN MERGER SUB, INC.	)
Corporation Service Company	)
2711 Centerville Rd, Suite 400)
Wilmington, DE 19808,	)
)
Defendants.	)
)

Plaintiff Monica Bua (“Plaintiff), by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of NuPathe Inc. (“NuPathe” or the “Company”) against the members of NuPathe’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Teva Pharmaceutical Industries Ltd. (“Teva”) for inadequate consideration, via unfair process, and without providing all material information to Company shareholders.

2. On January 21, 2014, Teva and the Company announced a definitive agreement under which Teva, through its indirectly wholly owned subsidiary Train Merger Sub, Inc.

(“Merger Sub”), will commence a Tender Offer to acquire all of the outstanding shares of NuPathe for a purchase price of $3.65 per share in cash (the “Proposed Transaction”). The value of the initial Tender Offer is approximately $144 million.

3. NuPathe stockholders will also have the contractual right to receive up to an additional $3.15 per share in contingent cash consideration payments (“CCCPs”) payable upon certain sales milestone achievements of the Company’s ZECUITY® product. Namely, the right to receive cash consideration of $2.15 per share if net sales of ZECUITY exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY (the “First Net Sales Milestone”) and the right to receive an additional $1.00 per share if net sales of ZECUITY exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of ZECUITY (the “Second Net Sales Milestone”).

4. The Tender Offer is set to expire at 12:00 a.m. on February 20, 2014.

5. Previously, on December 15, 2013, the Company announced a definitive agreement under which Endo Health Solutions Inc. (“Endo”) would launch a tender offer to acquire all of the Company’s outstanding common stock for $2.85 per share in cash plus CCCPs in substantially the same form as those in the Proposed Transaction. The Company and Endo executed a definitive merger agreement on December 15, 2013.

6. The Board members have breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. As described in more detail below, given NuPathe’s recent strong performance as well as its future growth prospects, the consideration stockholders will receive is inadequate and undervalues the Company. In particular, the CCCPs are essentially untradeable, and thus effectively non-transferable, thereby locking the stockholders into a potentially nine-year long waiting game, during which time stockholders are likely to move, pass away, or otherwise change circumstances in such a manner as to make it difficult for them to be located and paid appropriately under the terms of the CCCPs. By failing to make the CCCPs tradeable, the Board has acted unreasonably and failed to maximize stockholder value.

7. Defendants have exacerbated their breaches of fiduciary duty by agreeing to unreasonable deal protection devices that serve only to dissuade other bidders from making a successful competing offer for the Company. Specifically, pursuant to the Agreement and Plan of Merger dated January 17, 2014 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or from continuing ongoing discussions with potential acquirers; (ii) a provision that provides Teva with at least two business days to modify the terms of the Merger Agreement in the event the Board is considering recommending any competing proposal; and (iii) a provision that requires the Company to pay Teva a termination fee of up to $5 million in order to enter into a transaction with a superior bidder. These provisions unreasonably inhibit the Board’s ability to act with respect to exploring and pursuing superior proposals and alternatives, including a sale of all or part of NuPathe.

8. On January 23, 2014, the Company filed a Schedule 14D-9 (the “Recommendation Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Tender Offer that fails to provide the Company’s stockholders with all material information concerning the Proposed Transaction, thereby rendering the stockholders unable to make an informed decision on whether to tender their shares.

9. The Individual Defendants have breached their fiduciary duties, and Teva and Merger Sub have aided and abetted such breaches by NuPathe’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

JURISDICTION AND VENUE

10. This Court has personal jurisdiction over defendants because NuPathe is a corporation that conducts business in and maintains operations in this County, and the Individual Defendants have sufficient minimum contacts with this County so as to render the exercise of jurisdiction by the Court permissible under traditional notions of fair play and substantial justice.

11. Venue is proper in this Court because NuPathe maintains an office in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ participation in the wrongful acts alleged below, occurred in this County, and defendants have received substantial compensation in this County by doing business here and have engaged in numerous activities that had an effect in this County.

PARTIES

12. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of NuPathe.

13. NuPathe is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania, 19355. NuPathe is named herein solely for the purpose of providing full and complete relief.

14. Defendant Armando Anido (“Anido”) has served as the Chief Executive Officer (“CEO”) of the Company since July 2012. Defendant Anido was concurrently elected to the Company’s Board. Defendant Anido has served in various senior executive roles at GlaxoSmithKline plc (“GSK”). According to the Company’s most recent Proxy Statement, as of April 30, 2013, GSK and its affiliates own approximately 13.7% of the Company’s outstanding common stock.

15. Defendant Wayne P. Yetter (“Yetter”) has served as the Company’s Chairman of the Board since July 2010. Defendant Yetter has been a director of the Company since July 2010. Defendant Yetter is currently a member of the Board’s Audit Committee.

16. Defendant Michael Cola (“Cola”) has been a director of the Company since December 2006. Defendant Cola previously served as Chairman of the Board from December 2006 through July 2010. Defendant Cola is currently the chair of the Board’s Nominating and Corporate Governance Committee and a member of the Compensation Committee. Defendant Cola has served in various senior executive roles at Safeguard Scientifics, Inc. (“Safeguard”). According to the Company’s most recent Proxy Statement, as of April 30, 2013, Safeguard and its affiliates own approximately 24.4% of the Company’s outstanding common stock.

17. Defendant James A. Datin (“Datin”) has been a director of the Company since October 2012. Defendant Datin is currently a member of the Board’s Nominating and Corporate Governance Committee. Defendant Datin has served in various senior executive roles at Safeguard. According to the Company’s most recent Proxy Statement, as of April 30, 2013, Safeguard and its affiliates own approximately 24.4% of the Company’s outstanding common stock. Additionally, defendant Datin has served GSK in various senior executive roles. According to the Company’s most recent Proxy Statement, as of April 30, 2013, GSK and its affiliates own approximately 13.7% of the Company’s outstanding common stock.

18. Defendant William J. Federici (“Federici”) has been a director of the Company since January 2011. Defendant Federici is currently the chair of the Board’s Audit Committee.

19. Defendant Richard S. Kollender (“Kollender”) has been a director of the Company since October 2012. Defendant Kollender had previously served as a director of the Company from December 2007 through June 2011. Defendant Kollender is currently the chair of the Board’s Compensation Committee. Defendant Kollender has been a partner or principal of Quaker Partners Management, L.P. (“Quaker”) since 2003. According to the Company’s most recent Proxy Statement, as of April 30, 2013, Quaker and its affiliates own approximately 24.9% of the Company’s outstanding common stock. Additionally, defendant Kollender has served GSK in various senior executive roles. According to the Company’s most recent Proxy Statement, as of April 30, 2013, GSK and its affiliates own approximately 13.7% of the Company’s outstanding common stock.

20. Defendant Robert P. Roche, Jr. (“Roche”) has been a director of the Company since July 2010. Defendant Roche is currently a member of both the Board’s Audit Committee and the Compensation Committee. Defendant Roche has served GSK in various senior executive roles. According to the Company’s most recent Proxy Statement, as of April 30, 2013, GSK and its affiliates own approximately 13.7% of the Company’s outstanding common stock.

21. Defendant Brian J. Sisko (“Sisko”) has been a director of the Company since October 2012. Defendant Sisko is currently a member of the Board’s Nominating and Corporate Governance Committee. Defendant Sisko has served in various senior executive roles at Safeguard. According to the Company’s most recent Proxy Statement, as of April 30, 2013, Safeguard and its affiliates own approximately 24.4% of the Company’s outstanding common stock.

22. Defendant Teva is a leading global pharmaceutical company headquartered in Israel. Defendant Teva is committed to increasing access to high-quality healthcare by developing, producing, and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Defendant Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about sixty countries.

23. Defendant Merger Sub is a Delaware corporation and an indirect wholly owned subsidiary of Teva, created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action on her own behalf, and as a class action on behalf of owners of NuPathe common stock (the “Class”) as of January 21, 2014, the date on which the Company announced the Proposed Transaction. Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors, or assigns and any entity in which defendants have or had a controlling interest.

25. This action is properly maintainable as a class action.

26. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of the close of business on January 13, 2014, over 33.3 million shares of common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by NuPathe or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

27. Questions of law and fact are common to the Class, including, inter alia, the following:

(a) have the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) have the Individual Defendants breached their fiduciary duty to maximize stockholder value in connection with the Proposed Transaction;

(c) have the Individual Defendants failed to provide NuPathe’s stockholders with material information necessary for them to make an informed decision regarding whether or not to tender their shares;

(d) have Teva and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(e) is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct?

28. Plaintiffs claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have suffered, or will suffer, substantial harm as a result of defendants’ wrongful conduct as alleged herein.

29. Plaintiff is committed to prosecuting this action, will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

30. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

31. Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

32. Defendants have acted on grounds generally applicable to the class, making appropriate final injunctive relief with respect to the Class as a whole.

FURTHER SUBSTANTIVE ALLEGATIONS

Company’s Background and Its Poise for Growth

33. NuPathe, founded in 2005, is a specialty pharmaceutical company focused on innovative neuroscience solutions for diseases of the central nervous system including neurological and psychiatric disorders. The Company’s slogan is “Innovating Neuroscience” — NuPathe claims to focus on addressing unmet needs in large patient populations.

34. NuPathe’s first commercial product is ZECUITY, a patch for treatment of adult migraine. The Company’s pipeline product candidates include a product for the continuous symptomatic treatment of Parkinson’s disease and a product for the long-term treatment of schizophrenia and bipolar disorder.

35. ZECUITY was approved by the U.S. Food and Drug Administration (“FDA”) in January for acute treatment of migraine with or without aura in adults. The product is a disposable, single-use, battery-powered patch that transmits the active ingredient sumatriptan through skin. ZECUITY is currently the first and only FDA-approved patch to treat migraine.

36. NuPathe’s recent financial results make clear the Company’s focus on and commitment to the commercialization of ZECUITY. The Company’s November 14, 2013 press release for the third quarter of fiscal 2013, disclosed that:

Management estimates that the Company’s existing cash and cash equivalents will be sufficient to fund operations and debt service obligations through January of

2014. The additional capital that the Company will require to fund operations and debt service obligations beyond that point and launch Zecuity will depend largely upon the timing, scope, terms and structure of a commercial partnership for Zecuity. To address its capital needs, the Company is considering a range of possible transactions including corporate collaborations, partnerships and other strategic transactions; debt and equity financings and other funding transactions.

37. NuPathe’s financial future clearly depended on gaining additional funding to maximize the commercial potential of ZECUITY. However, the Board still had a fiduciary responsibility to NuPathe’s stockholders not to agree to a sale of the Company for an unfair price or without a diligent process. In spite of these duties, the Board chose to offer up the Company to Endo initially, and then Teva, for inadequate consideration, thereby depriving NuPathe’s public stockholders of the ability to enjoy the upcoming commercial prospects of ZECUITY as well as the long-term business prospects of the other products in development at NuPathe.

The Process Leading to the Proposed Transaction

38. On November 7, 2012, the Board authorized management to pursue a formal strategy of finding strategic and financing opportunities. The Board retained financial advisor, MTS Health Partners, L.P. (together with its affiliates, “MTS”), which at the Company’s direction, began contacting a range of strategic parties.

39. On May 22, 2013, Teva and MTS began exploratory discussions regarding a co-promotion partnership transaction regarding ZECUITY between Teva and the Company. Teva proposed partnership terms to the Company, providing for a $10 million upfront payment, a profit share of 70% for Teva and 30% for the Company, Teva to fund losses, and a one-time milestone payment of $35 million if net annual sales reached $350 million, with manufacturing done by the Company at cost plus 15%.

40. On October 10, 2013, a partner of Quaker, a stockholder of the Company, reintroduced defendant Anido with a senior executive at Endo to determine if Endo had an interest in a partnership for ZECUITY.

41. On October 17 and October 22, 2013, MTS and Teva met to clarify the terms of Teva’s co-promotion offer. Teva stated that it was willing to hold contract negotiations with the Company but that it would not improve on the majority of the terms in its May 22, 2013 proposal.

42. On October 23, 2013, the Company’s management met with members of Endo’s branded product commercial team to discuss a potential commercial partnership for ZECUITY.

43. On October 30, 2013, the Board met with management, MTS, and the Company’s legal counsel to evaluate the Company’s ongoing financing, partnership, and strategic efforts and to provide direction to management and MTS regarding the next steps, including a potential sale of Endo.

44. On November 1, 2013, defendant Anido met with Brian Lortie (“Lortie”), an Endo employee, to discuss a potential commercial partnership for ZECUITY. On November 4, 2013, Endo began business and corporate due diligence regarding the Company.

45. On November 6, 2013, the Company’s management and MTS discussed the terms of a co-promotion transaction with Teva.

46. On November 8, 2013, the Company’s management met with Endo’s executive management team. During this meeting, the first discussions regarding Endo acquiring the Company took place.

47. On November 13, 2013, Teva informed MTS that it was willing to move forward with the proposed co-promotion transaction and that it would begin drafting a definitive agreement to present to the Company.

48. On November 15, 2013, Endo confirmed that it was interested in entering into acquisition discussions with the Company.

49. On November 18, 2013, Endo’s CEO, Rajiv De Silva (“De Silva”), presented defendant Anido a non-binding, verbal offer to acquire the Company for $2.65 per share in cash and $2.00 per share in contingent consideration, with the acquisition structured as a purchase of the assets related to ZECUITY. De Silva requested an exclusive negotiating period. Later that day, De Silva submitted a written non-binding indication of interest to the Company.

50. On November 19, 2013, the Company’s management, as well as MTS, met with Endo to clarify Endo’s proposal. Endo proposed an acquisition of only the assets related to ZECUITY, but the Company expressed a preference that Endo acquire the entire Company.

51. On November 20, 2013, the Board directed defendant Anido to pursue an acquisition by Endo of the entire Company, not just the assets related to ZECUITY. Later that day, defendant Anido met with Lortie and De Silva and negotiated to improve Endo’s offer to $2.85 per share in upfront cash and contingent consideration of $2.15 per share upon $100 million in net sales and $1 per share upon $300 million in net sales, and to structure the transaction as an acquisition of the entire Company rather than just the assets related to ZECUITY.

52. On November 21, 2013, Teva submitted its initial proposed definitive agreement to MTS.

53. On November 22, 2013, the Company and Endo executed an exclusivity agreement as to mergers and acquisitions activity between the two companies for twenty-one days, with two automatic extensions of seven days provided the discussions were progressing.

54. On December 4, 2013, Endo sent the Company its proposed initial draft merger agreement, and, on December 5, 2013, Endo sent the Company its initial draft of the contingent cash consideration agreement.

55. On December 6, 2013, the Company met with Teva to discuss its co-promotion transaction proposal.

56. On December 9, 2013, Endo and its legal counsel met with the Company’s legal counsel to negotiate the first round of comments to the draft transaction documents.

57. On December 9 and 10, 2013, defendant Anido and De Silva discussed the timing related to the contingent cash payments in Endo’s proposal, and agreed that an increase from five years to nine years was appropriate, and that they should work towards an announcement of the transaction on December 16, 2013.

58. On December 10 and 11, 2013, the Company’s legal counsel and Endo’s legal counsel had further discussions, including the degree to which Endo would commit to fund the Company’s ordinary course operations between signing and closing.

59. On December 12, 2013, the Company and Teva met for a negotiation session, but the upfront and milestone payment and profit split offered by a company referenced in the Recommendation Statement as “Company H” in its May 22, 2013 proposal remained unchanged.

60. On December 13 and December 14, 2013, the Company’s management and legal counsel continued to negotiate with Endo’s legal counsel.

61. On December 15, 2013, the Board met to discuss the terms of Endo’s proposal. It decided to recommend that the Company’s stockholders accept Endo’s offer and tender their shares pursuant to the offer. Defendant Anido contacted Teva to cease negotiations with it, and the merger agreement was signed by the Company and Endo that evening. From there, the Endo tender offer commenced and moved toward consummation.

62. On January 6, 2014, a Teva representative sent NuPathe an unsolicited offer to purchase the Company for $3.65 per share plus CCCPs rights totaling $3.15 upon the attainment of certain performance contingencies. The Company and Teva executed a confidentiality agreement on January 8, 2014.

63. On January 14, 2014, Teva submitted a revised proposal that was substantially similar to its January 6 proposal, with the exception of structure of the CCCPs, which were revised to be identical to the CCCPs in the Endo offer.

64. The following day the Board informed Endo that it had determined to withdraw its recommendation supporting the Endo offer, but would take into consideration any amendments to its offer prior to issuing an adverse recommendation. The same day, Endo’s CEO De Silva notified the Company that it would not be amending the terms of its offer.

65. On January 17, 2014 the Board withdrew its recommendation that the Company’s shareholders tender their shares pursuant to the Endo offer and recommended that shareholders tender their shares and accept the terms of the Proposed Transaction.

The Consideration Offered Is Inadequate

66. Given the Company’s recent strong performance, positioning for continued growth, and the valuable synergies an acquisition of NuPathe offers to Teva, the Proposed Transaction consideration is inadequate and significantly undervalues the Company.

67. At the start of 2013, NuPathe stock traded in excess of the Proposed Transaction offer price of $3.65. On January 22, 2013, NuPathe’s stock closed at $3.81 per share.

68. According to Yahoo! Finance, at least one Wall Street analyst had a price target of $8.00 per share before the Proposed Transaction was announced. Out of two brokers, the mean price target was $6.50 and the low target was $5, substantially higher than the initial compensation offered per share by Teva.

69. Even assuming that NuPathe stockholders will eventually receive the maximum potential additional compensation for their shares total compensation per share will still only be $6.80 roughly equivalent to the mean target price suggested by the analyst opinions on Yahoo! Finance.

70. Moreover, the CCCPs fail to maximize shareholder value because they are not readily transferable. Indeed, the Company’s January 21, 2014 press release titled, “NuPathe Terminates Agreement with Endo and Enters into Agreement to be Acquired by Teva” states that the CCCPs “will not be publicly traded.” By failing to negotiate and arrange for the listing and ability to trade the CCCPs, defendants have failed to maximize shareholder value because they deprived stockholders the ability to immediately monetize their interests in the Company and instead force them to wait for up to nine years to receive payment for their rightful interest in the Company.

71. Because the CCCPs are essentially untradeable, the stockholders will be locked into a potentially nine-year long uncertain waiting game, during which time stockholders are likely to move, pass away, or otherwise change circumstances in such a manner as to make it difficult for them to be located and paid appropriately under the terms of the CCCPs. By failing to make the CCCPs tradeable, the Board has acted unreasonably and failed to maximize stockholder value.

72. In addition, the Proposed Transaction consideration fails to adequately compensate NuPathe’s stockholders for the significant synergies created by the merger. The Proposed Transaction is a valuable strategic merger for Teva. As stated in Teva’s January 21, 2014 press release announcing the Proposed Transaction, the acquisition allows Teva to expand its “portfolio of medicines that treat conditions affecting the central nervous system (CNS).” Mike Derkacz, Vice President and General Manager, Teva CNS, stated the Teva believes that “ZECUITY is a great fit within our existing U.S. CNS Business Unit, with near-term sales and significant commercial potential.”

73. Despite the significant synergies inherent in the transaction for Teva, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Teva.

74. Teva is seeking to acquire the Company at the most opportune time, at a time shortly after the Company received FDA approval of ZECUITY and is on the brink of enjoying the fruits of the significant time, effort, and expense NuPathe has spent on the development and market readiness of ZECUITY.

The Individual Defendants’ Self-Dealing

75. The Company’s directors and executive officers collectively hold 747,666 stock options, 1,125,374 restricted stock units (“RSUs”), and 49,728 shares of restricted stock. Upon the consummation of the Proposed Transaction, all outstanding stock options will be canceled and the holders will be entitled to receive, at the earliest date at which the sum of: (1) the $3.65 cash portion of the merger consideration; and (2) the amount per share in cash previously paid or to be paid at such date in connection with the CCCPs agreement that exceeds the per-share exercise price under such option (such sum is referred to as the “Per Share Paid Value”): (i) an amount in cash equal to the number of shares of common stock subject to each such option (whether vested or unvested) held by such holder multiplied by the excess, of the then applicable Per Share Paid Value over the per-share exercise price under such option (with such payments to be subject to any applicable tax withholding); and (ii) the right to receive, in respect of each share of common stock subject to each such option (whether vested or unvested) held by such holder, each CCCP that, as of such date, has not yet become payable pursuant to the terms of the Contingent Cash Consideration Agreement.

76. Similarly, under the Merger Agreement, immediately before the Proposed Transaction’s effective date, all outstanding shares of restricted stock and RSUs (whether vested or unvested) will be canceled and the holder will receive $3.65 per share and the right to receive the CCCPs for each RSU and restricted stock. As a result, the Company’s officers and directors will collectively receive at least approximately $8,242,007 in cash, and up to approximately $8,421,870 in cash if the CCCPs are met. The below charts details the cash payouts that each officer and director will receive upon the consummation of the Proposed Transaction:

Name	Vested Stock Options	Unvested Stock Options	Vested RSUs	Unvested RSUs	Restricted Stock
Armando Anido	0	0	641,597	628,403
Terri B. Sebree	151,477	0	47,282	118,947	12,953
Keith A. Goldan	99,704	0	45,722	87,387	14,082

Michael F. Marino	0	0	63,750	108,750	10,922

Gerald W. McLaughlin	85,749	0	45,722	87,387	11,771

Wayne P. Yetter	42,343	15,505	0	13,500	0
Michael Cola	123,309	15,505	0	13,500	0
James A. Datin	0	13,500	0	13,500	0

William J. Federici	49,493	15,505	0	13,500	0

Richard S. Kollender	0	13,500	0	13,500	0

Robert P. Roche, Jr.	93,071	15,505	0	13,500	0
Brian J. Sisko	0	13,500	0	13,500	0

Name	Total Consideration Payable in Respect of Options, RSUs and Restricted Shares at the Effective Time	Total Potential Consideration Payable in Respect of Options, RSUs and Restricted Shares Upon Payment of CCCPs
Armando Anido	$4,635,000	$4,000,500
Terri B. Sebree	$930,043	$1,041,576
Keith A. Goldan	$709,737	$777,721
Michael F. Marino	$669,746	$578,000
Gerald W. McLaughlin	$688,057	$726,481
Wayne P. Yetter	$77,593	$154,153
Michael Cola	$174,102	$400,223
James A. Datin	$58,185	$85,050
William J. Federici	$70,642	$182,415
Richard S. Kollender	$58,185	$85,050
Robert P. Roche, Jr.	$112,532	$305,651
Brian J. Sisko	$58,185	$85,050

77. The Company has also entered into employment agreements with each of its executive officers, including defendant Anido, Terri B. Sebree, President; Keith A. Goldan, Senior Vice President and Chief Financial Officer; Michael F. Marino, Senior Vice President, General Counsel and Secretary; and Gerald W. McLaughlin, Senior Vice President and Chief Commercial Officer, that contain change of control provisions, which entitle them to significant payments if certain conditions are met following a change in control. Specifically, defendant Anido’s employment agreement provides that if he is terminated without cause or he resigns for good reason within the ninety days preceding a change in control or within twelve months following a change of control, he shall be entitled to receive cash payments equal to 2.0x his base salary and target annual bonus. Ms. Sebree and Messrs. Goldan, Marino, and McLaughlin’s employment agreements provide that if they are terminated without cause or if they resign for good reason within the ninety days preceding a change of control or twelve months following a change of control, they shall be entitled to cash payments equal to 1.0x base salary and target annual bonuses.

The Company’s Recommendation Statement Is Materially Misleading and Omits Material Information

78. To make matters worse, on January 23, 2014, the Company filed its Recommendation Statement with the SEC and disseminated it to the Company’s public stockholders in an attempt to convince stockholders to tender their shares. The Recommendation Statement fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction. Without such information NuPathe’s stockholders cannot make a fully informed decision about whether to tender their shares.

Disclosures Concerning the Company’s Prospective Financial Information

79. The Recommendation Statement fails to disclose whether the Company prepared financial forecasts in the ordinary course or in connection with the Potential Transaction.

80. The Recommendation Statement fails to disclose how, if at all, the financial projections disclosed in the Recommendation Statement differ from the projections the Board considered in March 2013.

81. The Recommendation Statement fails to disclose the downside and upside forecast range than MTS used in its Discounted Cash Flow Analysis (“DCF”).

82. The Recommendation Statement fails to disclose the projected net operating losses (“NOLs”) or net cash positions.

83. The Recommendation Statement fails to disclose the following financial forecast data relied upon by MTS for its financial analyses: (i) product level research and development expense; (ii) NOLs carryforward utilization; (iii) earnings before tax; (iv) taxes; and (v) any probability-adjusted projections to the extent used for MTS’s financial analyses for years 2014-2029.

Disclosures Concerning MTS’s Analyses

84. The Recommendation Statement also fails to disclose certain data and inputs underlying the financial analyses supporting the fairness opinion of the Board’s financial advisor, MTS, including:

(a) With respect to the Forward Discounted Multiple Analysis:

(i) the multiples observed for each of the selected companies, including the (i) two-year-forward 2015 estimated (E) enterprise value/revenue and (ii); three-year-forward 2016E price/earnings (P/E);

(ii) the implied perpetuity growth rates based on the application of the 2.5x-3.5x two-year-forward revenue multiples;

(iii) the implied perpetuity growth rated based on the application of 10.0x-14.0x three-year-forward P/E multiples;

(iv) whether MTS conducted any benchmarking analysis other than for operating margins for NuPathe, in relation to the selected comparable companies;

(v) the projected net cash amount as of December 31, 2017, as used by MTS in its analysis;

(vi) the number of shares assumed to be issued in the Company’s Stand-Alone Forecast;

(vii) whether MTS utilized the non-probability adjusted unlevered free cash flows in the analysis and, if not, the projections that MTS used;

(viii) how MTS accounted for the future equity raises in relation to the analysis; and

(ix) how the selected companies are “similar to certain operations and products of the Company”;

(b) With respect to the Comparable Companies Analysis;

(i) the multiples observed for each of the selected companies; and

(ii) the individual equity values and enterprise values for each of the selected comparable companies observed by MTS in its analysis;

(c) With respect to the Comparable Acquisitions Analysis:

(i) the multiples observed for each of the selected transactions; and

(ii) The individual transaction values for each of the precedent transactions observed by MTS in its analysis; and

(d) With respect to the DCF Analysis:

(i) the public CNS companies that MTS looked at to calculate a range of discount rates from 14% to 16% was appropriate;

(ii) the inputs and assumptions MTS used to derive the range of discount rates of 14% to 16%;

(iii) whether MTS utilized the non-probability adjusted unlevered free cash flows in the analysis and, if not, the projections MTS used; and

(iv) how MTS accounted for the future equity raises in relation to the analysis.

Disclosures Concerning the Flawed Process

85. The above material facts concerning MTS’s fairness opinion and NuPathe’s financial projections are necessary for shareholders to evaluate MTS’s fairness opinion and properly assess the credibility of the various analyses performed by MTS and relied upon by the Board in recommending the Proposed Transaction to NuPathe’s shareholders.

86. The Recommendation Statement fails to disclose the following material information about the process that led to the Proposed Transaction:

(a) Whether NuPathe attempted to negotiate a higher price after receiving Teva’s offer on January 6, 2014;

(b) The Recommendation Statement states the Company entered into confidential discussions with approximately half of the forty-seven companies it contracted, but fails to disclose whether the Company and the contacted companies signed confidentiality agreements and, if so, whether the confidentiality agreements contained standstill provisions, and if the terms of those standstill provisions are currently precluding the interested parties from making a bid for the Company;

(c) The Recommendation Statement fails to disclose how the members of the Transaction Committee were selected;

(d) The Recommendation Statement fails to disclose the criteria used to select the strategic parties the Company contacted in early 2013, and whether the strategic parties included any financial buyers;

(e) The Recommendation Statement fails to disclose the scope of MTS’s engagement by the Company, the specific services MTS provided to the parties involved in the transaction (or any of their affiliates) in the last two years, and the amount of compensation MTS received for the services rendered;

(f) The Recommendation Statement fails to disclose whether any of defendants or their associates have a current relationship with Teva, and, if so, the nature of that relationship; and

(g) The reasons why defendant Anido and De Silva agreed that they should work towards an announcement of the transaction on December 16, 2013, as the Company met with Teva on December 12, 2013.

Disclosures Concerning Individual Defendants’ Self-Dealing

87. The Recommendation Statement states that no members of the Company’s management have entered into any agreement, arrangement, or understanding with Teva or its affiliates regarding post-transaction employment and nor has Teva or its affiliates made employment offers. The Recommendation Statement, however, fails to disclose whether post- transaction employment has been discussed with members of NuPathe’s management, and if so, the members of management that have had employment discussions and when the discussions began, as well as whether Teva or its affiliates intend to make any post-transaction employment offers for any members of the Company’s management, and if so, which individuals.

88. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

FIRST CAUSE OF ACTION

Breach of Fiduciary Duties Against the Individual Defendants

89. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

90. The Individual Defendants have breached their fiduciary duties owed to the public stockholders of NuPathe and have acted to put their personal interests ahead of the interests of NuPathe stockholders.

91. The Individual Defendants’ agreement to the Proposed Transaction will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize NuPathe’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court. Specifically, because the Proposed Transaction will effectuate a change of control of the Company, the defendants had a duty to use their best efforts to obtain the best and highest value reasonably obtainable for the Company’s stockholders. The defendants’ actions in this regard are subject to enhanced judicial scrutiny, and defendants bear the burden of demonstrating that their actions were reasonably undertaken for the purposes of maximizing stockholder value.

92. The Individual Defendants have breached their fiduciary duties owed to the stockholders of NuPathe because, among other reasons:

(a) They failed to take steps to maximize the value of NuPathe to its public stockholders and took steps to avoid competitive bidding;

(b) They failed to properly value NuPathe; and

(c) They agreed to unreasonable deal protection devices.

93. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of NuPathe’s assets and will be prevented from benefiting from a value-maximizing transaction.

94. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

95. Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Breach of Fiduciary Duty Disclosure Against the Individual Defendants

96. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

97. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose in a non-misleading way to Plaintiff and the Class all information material to the decisions confronting NuPathe’s stockholders.

98. As set forth above, the Individual Defendants have breached their fiduciary duty through materially misleading disclosures and material disclosure omissions.

99. As a result, Plaintiff and the Class members are being harmed irreparably.

100. Plaintiff and the Class have no adequate remedy at law.

THIRD CAUSE OF ACTION

Aiding and Abetting Against Defendants Teva and Merger Sub

101. Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

102. As alleged in more detail above, defendants Teva and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

103. As a result, Plaintiff and the Class members are being harmed.

104. Plaintiff and the Class have no adequate remedy at law.

PRAYER

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

A. Declaring this action to be a class action and certifying Plaintiff as the Class representative and her counsel as Class counsel;

B. Enjoining, preliminarily and permanently, the Proposed Transaction;

C. In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

D. Directing that defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

E. Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiffs attorneys and experts; and

F. Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: February 10, 2014	RYAN & MANISKAS, LLP
RICHARD A. MANISKAS

RICHARD A. MANISKAS
PA #85942

995 Old Eagle School Road, Suite 311
Wayne, PA 19087
Telephone: (484) 588-5516
Facsimile: (484) 450-2582

ROBBINS ARROYO LLP

BRIAN J. ROBBINS

STEPHEN J. ODDO

EDWARD B. GERARD

JUSTIN D. RIEGER

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

VERIFICATION

I, Richard A. Maniskas, Esquire, hereby state that I am the attorney for the Plaintiff in the within action, that I am authorized to make this verification on his behalf as Plaintiff’s verification could not be obtained on such short notice, that the facts above set forth are true and correct to the best of his knowledge, information and belief, and that he understands that the statements herein are made subject to the penalties of 18 Pa.C.S. §4904 (relating to unsworn falsification to authorities).

DATED:	2/10/14

Richard A. Maniskas, Esquire